SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

AMBEV ANNOUNCES CHANGES IN MANAGEMENT

Ambev S.A. (“Company” or “Ambev”) announces that, effective January 1st, 2020, Mr. Jean Jereissati Neto, its current Chief Sales and Marketing Officer, will assume the position of Chief Executive Officer of the Company, replacing Mr. Bernardo Pinto Paiva, who decided to leave the Company to pursue personal projects. As of referred date, Mr. Jean Jereissati Neto will accumulate the position of Chief Executive Officer with his current position of Chief Sales and Marketing Officer.

Mr. Jean Jereissati Neto holds a Degree in business administration from Fundação Getulio Vargas. He joined Ambev in 2000 and has held several positions, including Chief Executive Officer of the operations of Central America and Caribbean, at the Company, and Chief Executive Officer of China’s operations and Chief Executive Officer of Asia and Pacific North, at Anheuser-Busch InBev SA/NV.

Ambev thanks Mr. Bernardo Pinto Paiva for the nearly 30 years dedicated to the Company, where he has left an invaluable legacy of leadership and excellence, and wishes success on his new journey.

São Paulo, November 18, 2019.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investors Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer